UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AzurRx BioPharma, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1615 South Congress Avenue, Suite 103
Address of Principal Executive Office (Street and Number)

Delray Beach, Florida 33445
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AzurRx BioPharma, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the Company’s recent financings and transactions described below.

On January 6, 2021, the Company consummated a registered direct offering and private placement of approximately $8.0 million of shares of Series C Preferred Stock and warrants to purchase shares of common stock. On January 8, 2021, the Company issued approximately $2.5 million of shares of Series C Preferred Stock to First Wave Bio, Inc. in connection with the license agreement entered into between the Company and First Wave Bio, Inc. The preferred stock prohibited any conversion of Series C Preferred Stock that would result in the holder owning 20% or more of the Company’s common stock prior to stockholder approval of certain proposals related to the registered direct offering and private placement. The stockholders of the Company approved certain proposals related to the registered direct offering and the private placement on February 24, 2021, and all outstanding shares of Series C Preferred Stock were converted to common stock. As a result of the Company consummating the registered direct offering and private placement, the holders of the Company’s outstanding Series B Preferred Stock became entitled to exercise their exchange right to exchange their Series B Preferred Stock into Series C Preferred Stock and related warrants. During the three month period ended March 31, 2021, holders with an aggregate of approximately $10.1 million stated value of Series B Preferred Stock exercised their exchange right into shares of Series C Preferred Stock and warrants and the shares of Series C Preferred Stock were converted to common stock. In addition, during the three month period ended March 31, 2021, there were exercises of warrants for common stock for an aggregate proceeds of $4.6 million.

As a result of these transactions, the Company has needed to dedicate significant resources, including its management’s attention, to the closing of these transactions and to the accounting determinations needing to be made by the Company as a result of these financings and transactions, including the analysis of the issuance of the Series C Preferred Stock and warrants in the registered direct offering and the private placement, the issuance of the Series C Preferred Stock to First Wave Bio, Inc,, the exchanges of Series B Preferred Stock for Series C Preferred Stock and warrants pursuant to the exchange right, and the warrant exercises.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-Q on the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Daniel Schneiderman	(646)	699-7855
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Form 10-Q will reflect the results of continuing operations of the Company after conducting multiple financings and transactions over the course of the fiscal year ended 2020 and the first quarter of the fiscal year ending 2021, significantly changing the Company’s results of continuing operations from the corresponding periods for the last fiscal year. The Company is not yet able to provide a quantitative comparison of results to the corresponding period of the last fiscal year due to the ongoing analysis and review of the effects of the financings and transactions on the Company’s financial statements.

AzurRx BioPharma, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Daniel Schneiderman
Daniel Schneiderman
		Title:	Chief Financial Officer